Exhibit 1

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Listed	Symbol	web site address:

TSE	CCO	www.cameco.com
NYSE	CCJ

2121-11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201 Web: www.cameco.com

Cameco Provides Update on Bruce Power Financial Guarantees

Saskatoon, Saskatchewan, Canada, November 29, 2002

Cameco Corporation confirms that the UK government has agreed to remove the financial guarantee obligation previously placed on Bruce Power which was a condition of the government’s interim funding for British Energy plc.

Under its original 2001 investment agreement, Cameco had accepted to provide financial guarantees up to a maximum of $102 million as part of its 15% ownership obligations under the Bruce Power partnership. These included Cameco’s share of assurances required by the Canadian Nuclear Safety Commission, and the guarantees needed for the power purchase agreements and the lease agreement with Ontario Power Generation.

To facilitate the removal of the UK government-imposed guarantee on Bruce Power and to resolve its dispute concerning the validity of the guarantee, Cameco has committed to temporarily increase its financial guarantee exposure related to Bruce Power from the previous maximum of $102 million to approximately $125 million.

Under separate agreement with the UK government, Cameco’s commitment to temporarily increase its financial guarantee exposure will lapse upon the successful negotiation of changes to Bruce Power’s ownership. These changes may include an increase in Cameco’s interest in Bruce Power. If negotiations are unsuccessful, the commitment will lapse December 16, 2002, at which time the total maximum guarantee exposure would revert to the previous level of $102 million.

British Energy plc, is the majority owner in Bruce Power with 82.4%. Cameco owns 15% of Bruce Power and the two unions representing employees hold the remainder.

Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium supplier. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.

Statements contained in this news release which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: volatility and sensitivity to market prices for uranium, electricity in Ontario and gold; the impact of the sales volume of uranium, conversion services, electricity generated and gold; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in reserve estimates; environmental and safety risks including increased regulatory burdens; unexpected geological or hydrological conditions; political risks arising from operating in certain developing countries; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including trade laws and policies; demand for nuclear power; replacement of production and failure to obtain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; weather and other natural phenomena; ability to maintain and further improve positive labour relations; operating performance of the facilities; success of planned development projects; and other development and operating risks.

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For media inquiries, please contact:	For investor inquiries, please contact:

Jamie McIntyre Director, Investor & Corporate Relations Cameco Corporation Phone:(306) 956-6337 Fax:(306) 956-6318	Bob Lillie Manager, Investor Relations Cameco Corporation Phone:(306) 956-6639 Fax:(306) 956-6318